May 14, 2009

Allan S. Kitagawa
Chief Executive Officer
Territorial Bancorp Inc.
1132 Bishop Street
Suite 2200
Honolulu, Hawaii 96813

Re: Territorial Bancorp Inc.
   Form S-1, first filed November 14, 2008
   File Number 333-155388

Dear Mr. Kitagawa:

   We have reviewed your amended Form S-1, filed May 14, 2009, and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

   The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 19

1.   Please revise your table related to the trust preferred securities to disclose the excess subordination for each security.   Also, please disclose how much the default percentage would have to increase for you to recognize your first dollar of credit loss.

Recent Developments, page 32

Please address the following regarding your response to comment two in your May 14, 2009 letter and information obtained through conference calls. We remind you that management is possession of all the facts supporting their analysis, and that the issue of other-than-temporary impairment is one that requires management to exercise a high degree of judgment. While we do not have further comment about the support for your impairment analysis for the periods presented in this particular instance, we are not in a position to concur with or object to management's conclusions that these securities were not other-than-temporarily impaired as of December 31, 2008 or March 31, 2009. From your responses, it is apparent that the assumptions supporting your analysis are subjective and that such an impairment would likely be significant to your results of operations. Therefore we believe that additional disclosures regarding the sensitivity of your impairment analysis are warranted. Please revise your document to address the following:

2.   Please submit the additional cash flow support provided in spreadsheet format to support your impairment analysis via EDGAR as correspondence.

3.   Please revise your recent developments section and critical accounting policies to discuss the effect your adoption of FSP FAS 115-2 and FAS 124-2 had on your financial results.

Critical Accounting Policies

Securities Impairment, page 55

4.   Please revise to disclose additional details regarding your fair value measurement of trust preferred securities. Specifically disclose how you weight the estimate obtained from the pricing service and your own discounted cash flow analysis and how you determined the weighting used was appropriate. Please discuss the significant differences in the fair value model used by the pricing service and the model you use.

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Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any accounting questions to Michael Volley at 202-551-3437 or, in his absence, Kevin Vaughn at 202-551-3494. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551- 3419.

Sincerely,

Christian Windsor
Special Counsel

By fax: Lawrence M.F. Spaccasi
Fax number 202-362-2902